

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 13, 2010

<u>By facsimile to (212) 407-4990 and U.S. Mail</u>

Mr. Jie Han
Chief Executive Officer and Chairman
China XD Plastics Company Limited
No. 9 Qinling Road
Yingbin Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang, People's Republic of China 150078

Re: China XD Plastics Company Limited
        Registration Statement on Form S-3
        Filed December 24, 2009
        File No. 333-164027

Dear Mr. Han:

        We have limited our review of your filing to those issues that we have addressed in our
comments. Where indicated, we think that you should revise your document in response to these
comments. If you disagree, we will consider your explanation why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of
our comments, we may ask you to provide us information so that we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing. We look
forward to working with you in these respects. We welcome any questions that you may have
about comments or any other aspect of our review. You may call us at the telephone numbers
listed at the end of this letter.

<u>General</u>

1.   Based on disclosure in China XD Plastics' definitive proxy statement on Schedule 14A
       filed on November 19, 2009, it appears that 8,278,144 shares of common stock are held

by non-affiliates. Given the size of the offering of 7,541,505 shares of common stock by the selling stockholders relative to the number of shares of common stock held by non-affiliates, it appears that the transaction may be a primary offering on behalf of the company rather than a true secondary offering. China XD Plastics should significantly reduce the size of the offering relative to the number of outstanding shares held by non-affiliates, or provide a supplemental analysis explaining why the transaction is not a primary offering on behalf of the company. See Interpretation 612.09 in the Securities Act Rules section of our "Compliance & Disclosure Interpretations" which is available on the Commission's website at http://www.sec.gov. Alternatively, China XD Plastics should identify the selling stockholders as underwriters in the registration statement, and amend the registration statement to a form the company can use to register a primary offering.

2.   Please revise your prospectus to better disclose how the 15,188 shares of Series C Preferred stock you sold on December 1, 2009 convert in to 3,301,739 shares of common stock. We note your current disclosure on page 5 that the Series C is convertible at a price of $4.60 per share. Please also explain how the Series A Warrants are exercisable for 1,320,696 shares, at an exercise price of $5.50 per share, and how the Series B Warrants are exercisable for a maximum of 1,178,722 shares at an exercise price of $0.0001 per share.

3.   We note that pursuant to your agreement, you have registered for resale an amount of shares equal to 130% of the amount of shares actually issuable upon conversion of the Series C Preferred stock and related Series A and B warrants. Please note that notwithstanding your agreement, you may only register for resale the number of shares that you in good faith believe that you will issue upon conversion or exercise of these securities. Please tell us supplementally the basis upon which you believe you will issue 130% of the shares into which the securities are convertible or exercisable.

Selling Stockholders, page 37

4.   If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, China XD Plastics must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

5.   If a selling stockholder is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

- Purchased in the ordinary course of business the securities to be sold.

- Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If China XD Plastics is unable to make the representations noted above in the prospectus, China XD Plastics must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

6.   Describe briefly any continuing relationship of China XD Plastics with each selling stockholder.

Interests of Named Experts and Counsel, page 24

7.   Include also the city in which counsel is located as required by paragraph 23 of Schedule A of the Securities Act.

Additional Information, page 25

8.   We note the "not necessarily complete" language. Clarify that China XD Plastics has disclosed in the prospectus all material provisions of any contract or any other document that is filed as an exhibit to the registration statement.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Ms. Kim Sharpe
ISL, Inc.
Agent for Service, China XD Plastics Company Limited
10 Bodie Drive
Carson City, NV 89706

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154